UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated November 9, 2010.

Exhibit 99.1

Golar LNG Limited - Insider Transactions

In connection with Golar LNG Limited's (“Golar” or the “Company”) recent stock dividend, World Shipholding Limited, a company affiliated with Golar's Chairman John Fredriksen and Chairman of Golar LNG Energy Limited Mr. Tor Olav Troim, through Drew Investments Limited, have agreed to acquire from the Company, as a block, all shares in respect of which the Company's share holders will receive a cash distribution in lieu of a share distribution. The proceeds received from the sale are thereby equal to the total cash dividend which will be distributed to shareholders who will receive cash dividend.

World Shipholding have acquired 2,633,233 shares and Drew Investments Limited have acquired 500,000 shares. The price has been set at the average price over the five days from the stock distribution date and is NOK 10.46 per share.

November 8, 2010

Golar LNG Energy Limited

Hamilton, Bermuda.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: November 9, 2010	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer